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                        October 12, 2022

       John Cotterell
       Chief Executive Officer
       Endava plc
       125 Old Broad Street
       London EC2N 1AR

                                                        Re: Endava plc
                                                            Form 20-F for the
fiscal year ended June 30, 2021
                                                            File No. 001-38607

       Dear John Cotterell:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Technology
       cc:                                              Jaime Chase